Exhibit 99.1

To the shareholders of

NLS Pharmaceutics AG, Zurich, Switzerland

Zurich, 8 June 2023

Invitation to the

Ordinary Shareholders’ Meeting of NLS Pharmaceutics AG, Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics AG (the “Board of Directors”), with registered office at the Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the ordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

-	Date:	June 30, 2023
-	Doors open:	3:45 pm (CET)
-	Meeting time:	4:00 pm (CET)
-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug,
Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Election of the independent proxy

Proposal

The Board of Directors proposes to elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller), as independent proxy until the next annual ordinary shareholders’ meeting.

2.	Approval of the statutory financial statements of the Company for the business year 2022

Proposal

The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2022.

3.	Advisory Vote Compensation Report 2022

Proposal

The Board of Directors proposes, based on an advisory vote, the approval of the compensation report for the business year 2022.

4.	Appropriation of the Balance Sheet Results 2022

Proposal

The Board of Directors proposes that the shareholders approve that the net loss of CHF 8,834,612 for the business year 2022 is added to the loss brought forward of CHF 14,470,141 resulting in a new balance of loss brought forward of CHF 23,304,753.

5.	Discharge of the Members of the Board of Directors and the Executive Management

Proposal

The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2022.

6.	Re-election and new election of the members of the Board of Directors

Proposal

The Board of Directors proposes to re-elect Ronald Hafner as Chairman of the Board of Directors and to re-elect Alexander Zwyer and Gian-Marco Rinaldi Diaz de la Cruz as members of the Board and to newly elect Audrey Greenberg and Anthony Walsh as members of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting.

7.	Re-election and new election of the members of the Compensation, Nomination and Governance Committee

Proposal

The Board of Directors proposes that Ronald Hafner shall be re-elected and that Gian-Marco Rinaldi Diaz de la Cruz shall be newly elected as members of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders’ meeting.

8.	Re-election of the Auditors

Proposal

The Board of Directors proposes to re-elect PricewaterhouseCoopers AG, Zurich, as auditor of the Company for another term lasting until the next annual ordinary shareholders’ meeting.

9.	Compensation for the Members of the Board of Directors and Executive Management

9.1	Approval of the maximum aggregate amount of the fixed compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 185,000 (cash base compensation including all applicable social security contributions) for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

9.2	Approval of the maximum aggregate amount of the equity compensation of the Board of Directors for the following term of office

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 444,106 (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders’ meeting.

9.3	Approval of the maximum aggregate amount of the fixed compensation of the Executive Management for the financial year 2024

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 2,026,875 (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2024.

9.4	Approval of the maximum aggregate amount of the variable compensation of the Executive Management for the financial year 2024

Proposal

The Board of Directors proposes the approval of the maximum aggregate amount of CHF 691,955 (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2024.

9.5	Approval of the maximum aggregate amount of the equity compensation of the Executive Management for the financial year 2024

Proposal

The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991’838 (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2024.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the ordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of June 1, 2023, 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this ordinary shareholders’ meeting.

During the period from June 2, 2023 until and including June 30, 2023, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this ordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., attn. Keith Dewedoff (CFO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (kd@nls-pharma.com) the attached registration form (Appendix 1) duly completed and signed latest until June 25, 2023 (received by 11:59pm CET).

3.	Representation

In the event that you do not intend to participate personally in this ordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller) or a third party (who need not to be a shareholder). The draft power of attorney (proxy card) (“Proxy Card”) is attached as Appendix 2.

The independent proxy will be physically present at this ordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than June 29, 2023 (received by 11:59pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the ordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the ordinary shareholders’ meeting.

4.	Documents

As of June 9, 2023, the statutory financial statements and the compensation report including the report of statutory auditors, for the financial year 2022 can be accessed on our website at:https://nlspharma.com/investors/financial-information/.

All documents have likewise been laid out for inspection at the headquarters of the Company.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics AG

/s/ Ronald Hafner

Ronald Hafner, Chairman

Appendices:

Appendix 1: Registration Form; and

Appendix 2: Proxy Card.

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Polls will close at 11:59pm EST on June 29, 2023.

CONTROL #
* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999	VOTE BY EMAIL
Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. ALL VOTES MUST BE RECEIVED BY June 29, 2023.

Annual General Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of "FOR" for Proposals 1-9.5.

DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	The Board of Directors proposes to elect KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller), as independent proxy until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	The Board of Directors proposes the approval of the statutory financial statements of the Company for the business year 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	The Board of Directors proposes the approval of the compensation report for the business year 2022 (advisory vote).

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	The Board of Directors proposes that the shareholders approve that the net loss of CHF 8,834,612 for the business year 2022 is added to the loss brought forward of CHF 14,470,141 resulting in a new balance of loss brought forward of CHF 23,304,753.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	The Board of Directors proposes that the shareholders grant discharge to each member of the Board of Directors and of the Executive Management from liabilities for their activities for the business year 2022.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.1.	Re-election of Ronald Hafner as Chairman of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.2.	Re-election of Alexander Zwyer as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.3.	Re-election of Gian-Marco Rinaldi Diaz de la Cruz as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.4.	Election of Audrey Greenberg as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.5.	Election of Anthony Walsh as member of the Board of Directors for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.1	The Board of Directors proposes that Ronald Hafner shall be re-elected as member of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT9999	90.00

NLS PHARMACEUTICS LTD.

Annual Meeting of Shareholders
June 30, 2023

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich represented by Sandro Mueller and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Friday, June 30, 2023, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland , at 4:00 p.m. CET (10:00 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 9.5.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

DETACH PROXY CARD HERE TO VOTE BY MAIL

7.2	The Board of Directors proposes that Gian-Marco Rinaldi Diaz de la Cruz shall be elected as member of the Compensation, Nomination and Governance Committee for a term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	The Board of Directors proposes to re-elect PricewaterhouseCoopers AG, Zurich, as auditor of the Company for another term lasting until the next annual ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.1	The Board of Directors proposes the approval of the maximum aggregate amount of CHF 185,000 (cash base compensation including all applicable social security contributions for the fixed compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.2	The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 444,106 (equity or equity linked instruments including all applicable social security contributions) for the compensation of the members of the Board of Directors for the following term of office lasting until the next ordinary shareholders' meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.3	The Board of Directors proposes the approval of the maximum aggregate amount of CHF 2,026,875 (cash compensation including all applicable social security contributions) for the fixed compensation of the members of the Executive Management for the financial year 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.4	The Board of Directors proposes the approval of the maximum aggregate amount of CHF 691,955 (cash compensation including all applicable social security contributions) for the variable compensation of the members of the Executive Management for the financial year 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.5	The Board of Directors proposes the approval of the grant of equity or equity linked instruments with maximum aggregate amount of CHF 991,838 (equity or equity linked instruments including all applicable social security contributions) for the members of the Executive Management for the financial year 2024.

☐ FOR	☐ AGAINST	☐ ABSTAIN